UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 16, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or the “Company”)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS
Johannesburg, Friday, 16 OCTOBER 2026. In accordance with paragraph 6.71 of the JSE Limited Listings Requirements, the Company hereby advises that Mr Alwyn Pretorius and Mr James Boardman have been appointed to the board of directors of Harmony (“Board”) as independent non-executive directors with effect from 15 October 2026.

The Board is satisfied that Mr Alwyn Pretorius and Mr James Boardman meet the applicable independence requirements for directors. The Board further confirms that fit and proper assessments, as contemplated in terms of the JSE Listings Requirements, have been performed in respect of both directors, and is satisfied with the outcomes thereof. In addition, the Company confirms that there are no positive statements to report in respect of the integrity information contained in their respective directors’ declarations.

Mr Pretorius is a former mining executive and qualified engineer with extensive international leadership experience. He held several senior leadership positions at Newmont Corporation, including Regional Senior Vice President for Africa and South America as well as Managing Director of Papua New Guinea. Prior to joining Newmont, he served in various executive roles at Harmony between 2006 and 2015, including Chief Operating Officer.

Mr Boardman is a Chartered Financial Analyst with experience in capital markets, private equity and corporate advisory. His career includes roles at the Johannesburg Stock Exchange, Bain & Company and private capital investment firms, bringing expertise in valuation, risk management and corporate governance.

In welcoming Mr Pretorius and Mr Boardman, the Harmony Chairman, Dr Patrice Motsepe said “We are pleased to welcome Alwyn and James to the Harmony Board. Their combined experience will further strengthen the Board's oversight capabilities and contribute to Harmony’s global competitiveness and focus on safety, operational excellence, disciplined growth and long-term value creation.”

Ends.

For more details, contact:

Shela Mohatla
Executive: Group Company Secretary
+27 (0) 71 571 4249

Johannesburg, South Africa
16 October 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 16, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director